Filed Pursuant to Rule 433

Registration Statement Nos. 333-160987, 333-160987-01, 333-160987-02, 333-160987-03,

333-160987-04, 333-160987-05, 333-160987-06, 333-160987-07 and 333-160987-08

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

June 12, 2012

Issuer:  NextEra Energy Capital Holdings, Inc.

Designation:	Series H Junior Subordinated Debentures due June 15, 2072
Registration Format:	SEC Registered
Principal Amount:	$325,000,000
Over-allotment Option:

Underwriters’ option to purchase, and settle concurrently on the Settlement Date set forth below, up to an additional $25,000,000 principal amount of the Series H Junior Subordinated Debentures due June 15, 2072 from the Issuer, at the Purchase Prices set forth below.

Date of Maturity:	June 15, 2072
Interest Payment Dates:	Quarterly in arrears on March 15, June 15, September 15 and December 15 beginning September 15, 2012
Coupon Rate:	5.625%
Optional Deferral:	Maximum of 10 consecutive years per deferral
Price to Public:	$25.00 per security
Purchase Price:	$24.2125 per security
$24.50 per security (for sales to institutions)
Trade Date:	June 12, 2012
Settlement Date:	June 15, 2012
Listing:	Intend to apply to list on NYSE; if approved for listing, trading expected to begin within 30 days of issuance.
Optional Redemption:

Redeemable at any time prior to June 15, 2017, at 100% of the principal amount plus accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 45 basis points; and redeemable at any time on or after June 15, 2017 at 100% of the principal amount plus accrued and unpaid interest.

Call for Tax Event:	Prior to June 15, 2017, at any time at 100% of the principal amount plus accrued and unpaid interest.
Call for Rating Agency Event:	Prior to June 15, 2017, at any time at 102% of the principal amount plus accrued and unpaid interest.

CUSIP / ISIN Number:	65339K 704 / US65339K7046

Expected Credit Ratings:*

Moody’s Investors Service Inc.	“Baa2” (stable)
Standard & Poor’s Ratings Services	“BBB” (stable)
Fitch Ratings	“BBB” (stable)

Joint Book-Running Managers:

Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Co-Managers:

Raymond James & Associates, Inc.
RBC Capital Markets, LLC

*  A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium,” “Rating Agency Event,” “Tax Event” and “Treasury Yield” have the meanings ascribed to those terms in the issuer’s Preliminary Prospectus Supplement, dated June 11, 2012.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll—free at 1-877-858-5407; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; UBS Securities LLC toll-free at 1-877-827-6444, ext. 561-3884; or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.